United States securities and exchange commission logo





                                September 14, 2021

       Ryan F. Zackon
       Chief Executive Officer
       Smart for Life, Inc.
       990 Biscayne Blvd., Suite 503
       Miami, FL 33132

                                                        Re: Smart for Life,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted August
13, 2021
                                                            CIK No. 0001851860

       Dear Mr. Zackon:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Cover Page

   1. We note that you intend to apply to list your common stock on the Nasdaq Capital
                                                        Market. Please revise
to state whether such listing is a condition of the offering. If such listing is not a
condition of the offering, discuss the liquidity implications for participants in the offering.
   2. Please revise to state whether you intend to apply for listing of the Series B Convertible
                                                        Preferred Stock being
registered.
   3. On the Resale Prospectus cover page, please revise to disclose the fixed price at which the selling stockholders
will offer and sell shares until the company's shares are listed on
 Ryan F. Zackon
FirstName  LastNameRyan    F. Zackon
Smart for Life, Inc.
Comapany 14,
September  NameSmart
                2021   for Life, Inc.
September
Page 2     14, 2021 Page 2
FirstName LastName
         Nasdaq Capital Market, at which time they may be sold at prevailing market prices or in privately negotiated transactions. Refer to Item 501(b)(3) of Regulation S-K.
Our Business Model, page 1

4. Please balance your disclosure related to your growth plans by discussing your current condition as it relates to your ability to finance the acquisitions described. Please also revise to disclose that there is no guarantee that you will be able to acquire additional businesses under the terms outlined in this section or that you will be able to find additional acquisition candidates should you terminate your plans for any of your current acquisition targets.
Prospectus Summary, page 1

5. Please provide us with the basis for your statements here and in the Business section that you are engaged in the development of "world-class," nutritional products and next-
         generation delivery technologies that "will lead the industry," and that the Smart for
         Life   brand of products, is a "premier" natural health and wellness meal replacement
         product. Please also tell us how you determined that Bonne Sant Natural Manufacturing is one of the leading nutraceutical contract manufacturers in the United States.
         Alternatively, please remove this disclosure.
Acquisition of Bonne Sante Natural Manufacturing, page 2

6. Please revise to identify the approximate number of companies for which Bonne Sant
         Natural Manufacturing manufactures nutritional products.
Our Opportunity, page 2

7. Please explain what functional foods are the first time the term is used. Please also revise to explain the direct correlation referred to at the end of this section and provide the basis for this statement.
Proposed Acquisition of Nexus, page 2

8. It appears that the $3,380,000 purchase price is significant to your historical financial statements. Please provide us with the financial statement significance calculations referenced in Article 8-04 of Regulation S-X.
Industry and Market Data, page 7

9. You state that you have not independently verified market and industry data from third-
         party sources nor have you ascertained the underlying economic assumptions relied upon therein, and that you believe your internal research is reliable, even though such research has not been verified by any independent sources. You also caution potential investors not to give "undue weight" to such estimates. These statements appear to imply a disclaimer of responsibility for this information in the registration statement. Please note
 Ryan F. Zackon
FirstName  LastNameRyan    F. Zackon
Smart for Life, Inc.
Comapany 14,
September  NameSmart
                2021   for Life, Inc.
September
Page 3     14, 2021 Page 3
FirstName LastName
         that you are responsible for the entire contents of the registration statement. Please either revise this section to remove such implication or specifically state that you are liable for all information in the registration statement.
The Offering, page 8

10. We note your disclosure on page 10 regarding the number of shares of your common stock to be outstanding immediately following this offering that is used throughout the prospectus. Please tell us why you have excluded shares of your stock that underlie warrants being registered on this Registration Statement and shares of common stock that are issuable by the conversion of other of your securities upon closing of this offering.
Unaudited Condensed Combined Financial Information, page 13

11. Please disclose any gains or losses that are included in the pro forma financial statements which you expect to be non-recurring. In this regard, we note the $709,000 Paycheck
         Protection Program loan forgiveness referenced on page 51. See Article 11-02(a)((11)(i)
         of Regulation S-X.
Unaudited Pro Forma Condensed Combined Balance Sheet, page 15

12. We note that you present a pro forma condensed balance sheet as of December 31, 2020.
         You should only present a pro forma balance sheet as of the end of the most recent period for which a consolidated balance sheet of the registrant is required, which in your case is
         June 30, 2021. Please revise to remove your pro forma balance sheet as of December 31,
         2020. Refer to Rule 8-05(b) and 11-02(c) of Regulation S-X.
Unaudited Pro Forma Condensed Combined Statement of Operations for the Six Months Ended
June 30, 2021, page 16

13. Please explain to us why you did not include a pro forma earnings per share calculation here and on page 17 within your pro forma condensed consolidated statement of operations and the related pro forma footnote disclosures. See Article 11-02(a)(9) of
         Regulation S-X.
14. Please explain to us why you have not reflected any pro forma adjustments to reflect the tax impact of the pro forma adjustments. See Article 11-02(b)((5) of Regulation S-X.
Note 2. Consideration Transferred, page 17

15. We note that you paid $6 million in cash as part of the consideration for the acquisition of Doctors Scientific Organica. Please revise your pro forma condensed combined balance sheet as of June 30, 2021 on page 14 to reflect the cash being issued as part of the consideration for this transaction or alternatively please explain why this adjustment is not necessary.
 Ryan F. Zackon
FirstName  LastNameRyan    F. Zackon
Smart for Life, Inc.
Comapany 14,
September  NameSmart
                2021   for Life, Inc.
September
Page 4     14, 2021 Page 4
FirstName LastName
Note 3. Purchase Price Allocation, page 18

16. We note that you allocated $9,604,546 of the purchase price to intangible assets. Please revise to explain the nature of the intangible assets acquired, the estimated amounts attributable to each intangible asset acquired, how you determined the fair value of the intangible assets, and the expected amortization period for each intangible asset. See also the disclosures required by Article 11-02(a)(11)(ii)(B) of Regulation S-X. Note also that the merger contract must be filed as an exhibit.
17. Further to the above, please explain why you did not adjust your pro forma condensed statement of operations for the six months ended June 30, 2021 and for the year ended
         December 31, 2020 presented on pages 16 and 17, respectively, for any amortization associated with these intangible assets. See Article 11-02(a)((6)((i)(B) of Regulation S-X.
Use of Proceeds, page 40

18. We note that you intend to use a portion of the net proceeds of this offering to pay off all debt that you owe to various note holders and term loan holders. Please expand to disclose the amount outstanding under those agreements as of the latest practicable date and the interest rate and maturity dates of all such indebtedness. Additionally, if any of the indebtedness was incurred within the last year, describe the use of the proceeds of such indebtedness. Refer to Instruction 4 to Item 504 of Regulation S-K for guidance.
19. We note your disclosure on page 22 that you have four planned acquisitions currently in your M&A pipeline. If any of the proceeds of this offering will be used, either directly or indirectly, to finance these planned acquisitions, expand your disclosure in this section to identify such businesses, if known, or, if not known, identify the nature of the businesses to be sought, the status of any negotiations with respect to the acquisition, and provide a brief description of such business.. Refer to Instruction 6 to Item 504 of
         Regulation S-K for guidance.
Capitalization, page 42

20. Please reconcile the $7,313,497 of long-term debt as of June 30, 2021 disclosed in your capitalization table to the $7,052,333 of long-term debt disclosed on pages F-3 and
         F-12 as of June 30, 2021.
21. Please reconcile the $13,052,333 of pro forma long-term debt as of June 30,
         2021 disclosed in your capitalization table to the $13,389,875 of pro forma long-term debt disclosed on page 14 as of June 30, 2021.
Dilution, page 44

22.      If materially different, please provide a table comparing the total number of
         shares purchased, total consideration paid and price paid per share by participants in this offering and the effective cash cost to officers, directors, promoters and affiliated persons
 Ryan F. Zackon
FirstName  LastNameRyan    F. Zackon
Smart for Life, Inc.
Comapany 14,
September  NameSmart
                2021   for Life, Inc.
September
Page 5     14, 2021 Page 5
FirstName LastName
         for shares acquired by them.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 48

23. Please revise your discussion of revenues throughout this section to discuss, and where possible quantify, the changes in your revenues resulting from changes in prices, changes in volume or a combination of both items. Please refer to Item 303 and the related instructions in Regulation S-K as well as SEC Interpretive Release No. 33-8350.
Liquidity, page 52

24. For each entity and for each period presented, please explain material financial statement variances that impacted liquidity i.e. receivables, inventories, and debt and equity issuances. See Section 501.03 of the Financial Reporting Codification. Corporate Structure, page 58

25. Please revise to provide diagrams depicting your organizational structure currently and as anticipated immediately following the closing of the offering. The diagrams should reflect (i) the current and expected ownership interests of the selling stockholders, any other holders of your common stock and public investors, and (ii) ownership interests in your operating subsidiaries. Additionally, please tell us why it is proper to include Nexus Offers, Inc. in your current corporate structure when you have not closed the transaction.
Business
Our Industry, page 59

26. Please balance your disclosure in this section by describing the categories into which your products and services fall and your market position across relevant product categories, or the nutraceutical industry in general, based on the data and information you rely upon.
Our Operating Segments, page 61

27. Please expand your disclosure to describe for each operating segment the products you offer, the performance of those products or product categories and the channels through which you sell and distribute your products.
Sales and Marketing, page 63

28. Please describe the material terms of your agreement with Jen Selter and file the agreement as an exhibit to your registration statement, or advise. Refer to Item 601(b)(10)
         of Regulation S-K for guidance.
 Ryan F. Zackon
FirstName  LastNameRyan    F. Zackon
Smart for Life, Inc.
Comapany 14,
September  NameSmart
                2021   for Life, Inc.
September
Page 6     14, 2021 Page 6
FirstName LastName
Employees, page 66

29. Please expand your disclosure to include a description of your human capital resources, including any human capital measures or objectives that you focus on in managing your business. Refer to Item 101(c)(2)(ii) of Regulation S-K for guidance.
Management, page 69

30. We note your disclosure that Messrs. Cohen, Rein and Wood have agreed to become members of your board of directors effective automatically upon the effectiveness of the registration statement. Please file their written consents to be named director appointees as exhibits. Refer to Rule 438 of the Securities Act. Current Relationships and Related Party Transactions
Transactions with Related Persons, page 79

31.      Please revise to disclose the following:
             the name of the company controlled by your chairman with which you have a management services agreement;
             the name of the non-consolidating company from which Doctor Scientific Organica rents its operating facility and the name of its former sole member. Additionally, disclose the amount of rent paid in 2021 through the latest most practicable date;
             the name of its prior sole member and the entities related to its prior sole member that
             Doctor Scientific Organica has provided advances to and received advances from.
             Additionally, for the period during which disclosure is provided, identify the amounts of the advances, the largest aggregate amount of principal outstanding and the amount thereof outstanding as of the latest practicable date;
             the names of the companies that are considered related parties to which Doctor
             Scientific Organica sells its products. Additionally, disclose the aggregate amount of such sales and the accounts receivable due for sales that occurred in 2021 through the latest most practicable date.
         Refer to Item 404(a) of Regulation S-K for guidance.
Promoters and Certain Control Persons, page 79

32. We note that your Executive Chairman, Alfonso J. Cervantes, Jr., may be deemed a promoter. Please revise to disclose the amount of anything of value received or to be received by Mr. Cervantes, directly or indirectly, from you and the nature and amount of any assets, services or other consideration therefore received or to be received by you.
         Refer to Item 404(c) of Regulation S-K for guidance.
Balance Sheets, page F-3

33.      Please provide a line item for Total stockholders    deficit.
 Ryan F. Zackon
FirstName  LastNameRyan    F. Zackon
Smart for Life, Inc.
Comapany 14,
September  NameSmart
                2021   for Life, Inc.
September
Page 7     14, 2021 Page 7
FirstName LastName
Financial Expense
Consolidated Statements of Income, page F-19

34. It appears here and pages F-4, F-34, and F-46 that you are presenting your expenses by function (general and administrative) and by nature (salaries and wages). Please revise to your present your statement of operations consistently by function, or tell us why no revision is necessary. See the analogous guidance in Article 5-03 of Regulation S-X.
[Alternate Page for Resale Prospectus] - Selling Stockholders, page Alt-4

35. Please identify any selling stockholder that is a registered broker-dealer or an affiliate of a broker-dealer. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling stockholder that is an affiliate of a broker-dealer, your prospectus must state, if true, that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the selling stockholder is an underwriter. Please revise or advise.
36. We note your disclosure that the Resale Prospectus includes an as-yet unspecified number of shares of common stock to be issued under future equity agreements with
         Brendan O   Neil and Ionic Ventures, LLC, pursuant to which you agreed to issue to
         Mr. O   Neil and Ionic Ventures, LLC, a number of shares of common stock equal to
         $1,454,167 and $1,163,333, respectively, divided by the initial public offering price allocated to the common stock comprising a part of the unit sold in your initial public offering. Please remove these shares from the Resale Prospectus as Mr. O'Neil and Ionic
         Ventures, LLC do not appear to be irrevocably bound to purchase a set number of securities for a set purchase price or advise. For guidance, consider Question 139.11 of our Securities Act Sections Compliance and Disclosure Interpretations, which can be found at https://www.sec.gov/corpfin/securities-act-sections.
Part II - Information Not Required In Prospectus
Item 15. Recent Sales of Unregistered Securities, page II-2

37. Please revise to furnish the information related to the following, or advise:
             the warrant for the purchase of 1,292,445 shares of common stock to Peah Capital,
             LLC that you issued on December 18, 2020 as described on page 84; the three convertible promissory notes you issued on February 25,
2021, May 10,
             2021 and July 1, 2021 described on page 87; and the future equity agreements described on page 87.
 Ryan F. Zackon
Smart for Life, Inc.
September 14, 2021
Page 8
General

38. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
39. We note the graphics that you have included following your Public Offering prospectus cover page. The inclusion of these graphics is not appropriate as they neither provide nor enhance relevant and meaningful disclosure that investors can use to make an informed investment decision. You may include graphics depicting your company logo or products;
       however, you may not include images presenting only the most favorable aspects of your business, testimonials or marketing and advertising materials. Please revise accordingly.
       Refer to Securities Act Forms Compliance and Disclosure Interpretation 101.02, which can be found at https://www.sec.gov/corpfin/securities-act-forms.
       You may contact Tara Harkins at 202-551-3639 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
David Gessert at 202-551-2326 or Ada D. Sarmento at 202-551-3798 with any other questions.



                                                            Sincerely,
FirstName LastNameRyan F. Zackon
                                                            Division of
Corporation Finance
Comapany NameSmart for Life, Inc.
                                                            Office of Life
Sciences
September 14, 2021 Page 8
cc:       Louis A. Bevilacqua, Esq.
FirstName LastName